February 10, 2026

R. Arthur Seaver, Jr.
Chief Executive Officer
Southern First Bancshares, Inc.
6 Verdae Boulevard
Greenville, SC 29607

        Re: Southern First Bancshares, Inc.
            Registration Statement on Form S-3
            Filed February 06, 2026
            File No. 333-293279
Dear R. Arthur Seaver, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Brittany M. McIntosh